UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:
 TSX / SEDAR

Cc:
London Stock Exchange
JSE Limited
New York Stock Exchange

Date: 23rd June, 2006

BHP BILLITON PURCHASES 2,000,000 SHARES OF SKYE RESOURCES INC

On 22nd June 2006, a wholly owned subsidiary of BHP Billiton, Billiton Development B.V., purchased 2,000,000 common shares of Skye Resources Inc. ("Skye Resources") (TSX:SKR), representing approximately 6.8% of the issued and outstanding common shares of Skye Resources. Before the acquisition, BHP Billiton held 2,846,400 shares of Skye Resources, representing 9.7% of the issued and outstanding common shares of Skye Resources. This acquisition brings the total number of Skye Resources shares owned by BHP Billiton to 4,846,400 common shares, representing 16.5% of the issued and outstanding common shares of Skye Resources. The acquisition is being funded using cash and existing facilities.

BHP Billiton purchased the shares on the TSX for investment purposes and to further BHP Billiton's ongoing interest in mining opportunities in Guatemala. BHP Billiton is continuing to review its investment alternatives and may acquire additional common shares or may sell the shares it now holds in the open market or in privately negotiated transactions to one or more persons.

No other corporation within the BHP Billiton group of companies holds any direct or indirect interest in any securities in the capital of Skye Resources.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

For further information please contact:

Tracey Whitehead
BHP Billiton
Tel: UK +44 (0)20 7802 4031 or US +1 713 599 6100
http://www.bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 23 June 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary